Exhibit 99.4
SLEEP NUMBER
PROFIT SHARING AND 401(K) PLAN
(2022 Restatement)
Third Declaration of Amendment
Pursuant to Section 11.2 of the “Sleep Number Profit Sharing and 401(k) Plan – 2012 Restatement” (the “Plan”), the undersigned amends the Plan as set forth below. This amendment applies to all “Affected Participants” (as defined below).
The Plan Administrator determined there was an operational error in 2022 because trailing commissions paid to sixty (60) Participants between January 1, 2022 to November 27, 2022 were treated as Eligible Earnings under the Plan although the trailing commissions were paid to them after the pay date that coincided with or first followed the date each such Participant had a Severance from Employment (“Affected Participants”). Only one of the Affected Participants was a highly compensated employee. The Plan Administrator determined it is reasonable to correct this operational error by requesting that the Company amend the Plan, to treat the trailing commissions as Eligible Earnings for these Affected Participants and in accordance with the IRS Employee Plans Compliance Resolution System (“EPCRS”) because the amendment will result in an increase in a benefit, right or feature, applies to all Participants (the vast majority of whom were Non-Highly Compensated) who received trailing commissions from January 1, 2022 to November 27, 2022 and such increase for the Affected Participants is otherwise allowed under the Code and EPCRS correction principles.
Paragraph (a) of the definition of “Eligible Earnings” in Section 14.2 is amended, effective December 31, 2022, to read as follows:
(a)    Eligible Earnings excludes fringe benefits (such as merchandise discounts, gift certificates and recognition awards); moving and relocation expenses; severance payments, salary continuation payments, sick payments paid by a third party payor, state disability payments; long-term disability payments; any imputed income (including, but not limited to, imputed income with respect to group term life insurance coverage, domestic partner benefits and executive financial planning reimbursements); amounts realized by the exercise of stock options; any amounts realized by vesting of restricted stock and performance stock; tuition reimbursements; payments received by the Participant pursuant to the Sleep Number Executive Deferral Plan; and any amount paid to the Participant after the pay date that coincides with or first follows the date the Participant has a Severance from Employment (provided, this exclusion does not apply to trailing commissions paid between January 1, 2022 to November 27, 2022 to sixty (60) Participants which payment was after the pay date that coincided with or first followed the date each such Participant had a Severance from Employment and such trailing commissions for these “Affected Participants” were treated as Eligible Earnings).
The undersigned has caused this instrument to be executed by its duly authorized officer this 26th day of January, 2023.

SLEEP NUMBER CORPORATION

/s/ Martin S. Solhaug
By: Martin S. Solhaug
Its: Sr. Director, Total Rewards